

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2015

Charles R. Morrison
President and Chief Executive Officer
Wingstop Inc.
5501 LBJ Freeway, 5th Floor
Dallas, TX 75240

> **Re:** **Wingstop Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 2, 2015**
> **File No. 333-203891**

Dear Mr. Morrison:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2015 letter.

Audited Financial Statements

Notes to the Audited Financial Statements

Note 14. Stock Compensation

1. We note that for purposes of estimating the fair value of your stock options granted, the weighted –average Black-Scholes fair value per share at the date of grant for fiscal year 2014 was $2.11. However, you are estimating an IPO price per share of between $12.00 and $14.00. Please tell us the dates of the option grants during 2014 and explain to us the events or factors that support the difference in your stock valuation at the time of option grants and the IPO price.

You may contact Aamira Chaudhry at (202) 551-3389 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor